

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 6, 2023

Pascal Touchon
Chief Executive Officer
Atara Biotherapeutics, Inc.
2380 Conejo Spectrum, Street, Suite 200
Thousand Oaks, California 91320

> **Re: Atara Biotherapeutics, Inc.**
> **Registration Statement on Form S-3**
> **Filed November 1, 2023**
> **File No. 333-275256**

Dear Pascal Touchon:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Alan Campbell at 202-551-4224 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Carlton Fleming